

March 20, 2012

<u>Via E-mail</u>
Christopher D. Brady
President
Chart Acquisition Corp.
c/o The Chart Group, LLC
75 Rockefeller Plaza, 14th Floor
New York, NY 10019

> **Re: Chart Acquisition Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 6, 2012**
> **File No. 333-177280**

Dear Mr. Brady:

      We have reviewed your responses to the comments in our letter dated February 27, 2012 and have the following additional comments.

<u>General</u>

1. We note your response to our prior comment 1 regarding the application of NASDAQ IM-5101-2 to your offering structure. When available, please provide us with any documentation you receive from NASDAQ in support of your interpretation of IM-5101-2. To the extent your structure does not meet the applicable listing standards, please revise your document accordingly.

<u>The Offering, page 6</u>

<u>Permitted purchases of public shares by us, page 14</u>

2. Please explain how the proposed purchases of public shares by you as described in this section will not have a manipulative effect on the post-offering marketplace for those securities. Specifically, the purchases as proposed seem designed to create significant upward pressure on the market price for your securities in light of the presumed relatively sporadic trading of those securities. This would seem to result in purchasers of those securities in the secondary market paying elevated prices as compared to the natural market for those securities. How will the proposed purchases avoid this effect?

3. Please provide us your analysis of whether the potential repurchase of up to 15% of the outstanding shares of common stock (as described on page 14 of your registration

statement) would result in a tender offer being effected. We note in this respect that your repurchase program will not comply with Rule 10b-18 or 10b5-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 69

Liquidity and Capital Resources, page 70

4. We note your response to our prior comment 4. Please provide us with the analysis under Delaware law for allowing this type of amendment to be adopted by the board of directors and current stockholders of the company.

5. Additionally, please revise the Prospectus Summary to disclose this future amendment to your amended and restated certificate of incorporation and the reasons for reducing the number of authorized shares of common stock to 29,000,000 and subsequently increasing the number of authorized shares of common stock to 100,000,000 upon the consummation of your initial business combination.

Principal Stockholders, page 113

6. Please identify the natural persons with voting and investment power over the shares held by Chart Acquisition Group LLC, The Chart Group L.P. and Cowen Overseas Investment LP.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3574 with any other questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: via E-mail
        Douglas S. Ellenoff, Esq.
        Ellenoff Grossman & Schole LLP